Butterfield Reports Second Quarter 2017 Results;
Announces Board Changes

•	Q2 2017 net income of $36.1 million, or $0.65 per share, supporting a dividend of $0.32 per share.

•	Q2 2017 core net income[1] of $37.5 million, or $0.67 per share.

•	Net interest margin expansion to 2.66%, an 8 bps increase over Q1 2017, due to mortgage repricing and increased portfolio yields.

•	Core return on average tangible common equity[1] of 21.6%.

•	Successfully hosted 35th America’s Cup in Bermuda with more than 800 clients attending Bank functions.

•	Michael Collins, current Chief Executive Officer, appointed Chairman and Chief Executive Officer.

•	David Zwiener to serve as Lead Independent Director.

Hamilton, Bermuda - 25 July 2017: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Bank”) (BSX: NTB.BH; NYSE: NTB) today announced net income for the second quarter ended 30 June 2017, as well as changes in the composition of its Board of Directors.
The Bank's second quarter net income was $36.1 million, an increase of $0.2 million compared to $35.9 million earned in the first quarter of 2017. Core earnings for the second quarter ended 30 June 2017 were $37.5 million, a decrease of $1.0 million compared to the prior quarter.
Chairman, E. Barclay Simmons, who served as a Director for six years and as Chairman for almost two years, retired from the Butterfield Board effective today. In addition, Wolfgang Schoellkopf, who served as a Director since 2010, retired from the Board effective today.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Michael Collins, Butterfield’s current Chief Executive Officer, will serve the Bank in the combined role of Chairman and Chief Executive Officer.
Independent Director David Zwiener has been named Lead Independent Director. In this role, Mr. Zwiener, who has extensive experience as a Board member with several publicly listed financial institutions, will provide strong, independent oversight of the Board’s governance structures and practices whilst representing the interests of the Bank’s independent directors. The Board has approved amendments to its Corporate Governance Policy to reflect the responsibilities of the Lead Independent Director. The updated Policy is available on the Bank’s website.
Mr. Collins commented, “I would like to thank Barclay for his many contributions to the Bank as a Director and Chairman. Barclay led us through our initial and secondary public offerings on the New York Stock Exchange, providing the Bank with access to global capital and a diverse, long-term shareholder base. Barclay’s leadership has positioned Butterfield well for continued growth as an independent bank and trust company located in six international financial centres. I would also like to take this opportunity to recognise Wolf for his service to the Board over the last seven years. We wish them both the very best in the future.
“I am honoured to have been named Chairman and Chief Executive Officer by my fellow Directors, and I look forward to continuing to work with David and the Board, along with the Bank’s executive team, to serve our clients and build value for shareholders.
“Results for the second quarter demonstrate that our strategy to grow wealth management through acquisitions is a sound approach for generating above-market returns. We continue to see the beneficial impact of previous wealth management acquisitions on both fees and net interest income.
“The stable deposit base and market share we enjoy as the leading bank in both Bermuda and Cayman has enabled us to adjust our floating rate loans and grow net interest margin in line with Fed short-term interest rate increases, driving a 230 basis point improvement in Return on Equity over the past year to 19.0%.
“During the quarter, as an Official Supplier and the Official Bermuda Bank of the 35th America’s Cup, Butterfield hosted over 800 clients and guests at Cup races and related events in Bermuda. Our sponsorship required one-time expenditures but yielded unparalleled opportunities for business development and retention, as well as significant goodwill within the Bermuda community for helping make AC35 so successful. America’s Cup focused the world on Bermuda as a travel destination and sailing venue; exposure that will improve tourism and the economy from which the Bank will benefit.”
Michael Schrum, Butterfield’s Chief Financial Officer, said “During Q2, we saw a $7.1 million year-over-year improvement in net interest income from higher interest earned on cash, investments and loan assets.
“Non-interest income in the quarter showed modest year-on-year growth of $0.8 million to $38.7 million, reflecting the stability and retention of wealth client relationships from the HSBC Bermuda wealth management acquisition last year. Non-interest income was bolstered somewhat on significantly higher card transaction volumes during the America’s Cup in Bermuda.
“Non-interest expenses increased by $4.3 million from Q1, offsetting income gains and leading to net income for the quarter of $36.1 million. A portion of the increase reflects non-recurring expenses associated with preparations for and hosting of the America’s Cup sponsor and client activities in the quarter.
“Professional Services and Salaries and Benefits expenses were elevated driven principally by two key strategic Compliance programmes: the Sarbanes Oxley compliance implementation; and the implementation of new AML Compliance-related processes and systems.
"Professional Services expenses for Q2 were $6.1 million, which included fees paid to professional accounting firms assisting with the Sarbanes Oxley programme. We anticipate this programme will be fully implemented by the end of the year, leading to a significant decrease in such expenditures going forward.
“Salaries and Benefits costs for the quarter were $37.4 million, which included increased usage of temporary and contract staff who are assisting in the implementation of new AML Compliance processes and systems. These will enable the Bank to respond to evolving regulatory requirements. As new systems and processes are embedded, we expect that temporary staffing requirements will abate, and a number of permanent Compliance roles will be housed in our Support Centre in Halifax, thereby stabilising overall Compliance-related expenses going forward.”
Capital Management
The current total capital ratio as at 30 June 2017 was 19.1% as calculated under Basel III, which was effective for reporting purposes beginning on 1 January 2016. As of 31 December 2016, the Bank reported its total capital ratio under Basel II at 17.6%. Both of these ratios are significantly above regulatory requirements.

The Board remains committed to a balanced capital return policy. The Board declared an interim dividend of $0.32 per common share to be paid on 28 August 2017 to shareholders of record on 14 August 2017.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	30 June 2017	31 March 2017	30 June 2016
Non-interest income	38.7	38.5	37.9
Net interest income before provision for credit losses	71.5	67.9	64.3
Total net revenue before provision for credit losses and other gains (losses)	110.2	106.4	102.2
Provision for credit losses	(0.5)	0.3	(5.3)
Total other gains (losses)	2.0	0.2	(0.2)
Total net revenue	111.6	107.0	96.8
Non-interest expenses	(75.3)	(71.0)	(66.7)
Total net income before taxes	36.3	36.0	30.0
Income tax expense	(0.3)	(0.2)	(0.2)
Net income	36.1	35.9	29.8
Dividends and guarantee fee of preference shares	—	—	(4.1)
Premium paid on preference shares bought back	—	—	—
Net earnings attributable to common shareholders	36.1	35.9	25.7

Net earnings per share
Basic (1)	0.66	0.67	0.55
Diluted (1)	0.65	0.65	0.54

Per diluted share impact of other non-core items (1) (2)	0.02	0.05	0.05
Core earnings per share on a fully diluted basis (1) (2)	0.67	0.70	0.59

Adjusted weighted average number of participating shares on a fully diluted basis (1) (in thousands of shares)	55,580	55,221	47,350

Key financial ratios
Return on average assets	1.3%	1.3%	1.1%
Core return on average tangible assets (2)	1.4%	1.5%	1.2%
Return on common equity	19.0%	19.9%	16.7%
Core return on average tangible common equity (2)	21.6%	23.4%	20.1%
Net interest margin	2.66%	2.58%	2.44%
Core efficiency ratio (2)	66.1%	63.2%	61.8%
Cost of deposits	0.11%	0.11%	0.12%

(1)	Comparative information revised as a result of the 10-for-1 reverse share split effected 6 September 2016.

(2)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	30 June 2017		31 December 2016
Cash due from banks	1,720		2,102
Securities purchased under agreement to resell	184		149
Short-term investments	294		520
Investments in securities	4,558		4,400
Loans, net of allowance for credit losses	3,588		3,570
Premises, equipment and computer software	165		168
Goodwill and intangibles	62		62
Other assets	109		133
Total assets	10,679		11,104

Total deposits	9,479		10,034
Other liabilities	313		242
Long-term debt	117		117
Total liabilities	9,909		10,393
Common shareholders’ equity	770		711
Total shareholders' equity	770		711
Total liabilities and shareholders' equity	10,679		11,104

Key Balance Sheet Ratios:	30 June 2017		31 December 2016
Common equity tier 1 capital ratio	17.0%	(1)	15.3%	(1)
Tier 1 capital ratio	17.0%	(1)	15.3%	(1)
Total capital ratio	19.1%	(1)	17.6%	(1)
Leverage ratio	6.4%	(1)	5.8%	(1)
Risk-Weighted Assets (in $ millions)	4,200.2		4,365.4
Risk-Weighted Assets / Total Assets	39.3%		39.3%
Tangible common equity ratio	6.7%		5.9%
Non-accrual loans/gross loans	1.5%		1.3%
Non-performing assets/total assets	0.6%		0.5%
Total coverage ratio	80.2%		91.3%
Specific coverage ratio	20.9%		24.2%

(1)
Effective 1 January 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. Basel III adopts Common Equity Tier 1 (“CET1”) as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The leverage exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

QUARTER ENDED 30 JUNE 2017 COMPARED WITH THE QUARTER ENDED 31 MARCH 2017
Net Income
Net income for the quarter ended 30 June 2017 was $36.1 million, up $0.2 million from $35.9 million in the prior quarter. Core net income for the second quarter of 2017 was $37.5 million, a decrease of $1.0 million from $38.5 million in the prior quarter, after excluding non-core expenses and gains and losses outside the course of normal business of $1.4 million in the second quarter of 2017, and $2.6 million in the first quarter of 2017.
The $0.2 million increase in net income in the quarter ended 30 June 2017 over the first quarter of 2017 was due principally to the following:

•
$3.5 million increase in net interest income before provision for credit losses, principally from interest earned on loans in the Bermuda and Cayman portfolios as well as increased yields on the investment portfolio;

•
$0.2 million increase in non-interest income, principally from higher credit card fees on higher volumes during the America's Cup which was partially offset by lower foreign exchange revenue on a decrease in transaction volumes;

•	$1.8 million increase in other gains and losses due to gains recorded in the second quarter of 2017 on the sale of certain Corporate Bond AFS securities;

•	$0.9 million increase in provision for credit losses principally due to recoveries on specific provisions and comparatively lower general provisions recorded in the first quarter of 2017;

•
$1.4 million increase in salaries and other employee benefits , due principally to remuneration of temporary and contract staff assisting with the implementation of new AML Compliance processes and systems;

•	$1.4 million increase in marketing costs, due principally to marketing initiatives during the America's Cup in Bermuda; and

•
$1.5 million increase in the remaining non-interest expense items, composed principally of increased technology expenses as a result of increased software maintenance costs from new risk software systems, higher property costs as a result of certain maintenance upgrades in Bermuda in preparation for the America's Cup and an increase in indirect taxation from a higher payroll tax rate and a new asset tax in Bermuda, partially offset by decreased professional and outside services expenses compared to the first quarter of 2017 as a result of non-core expenses relating to the recent secondary offering recorded in the first quarter.

The net interest margin increased by 0.08% to 2.66% for the quarter ended 30 June 2017 from the quarter ended 31 March 2017 primarily as a result of higher yields on loans as a result of the recent repricing in Bermuda and Cayman and an increased yield on cash and short-term investments due to higher short-term US dollar interest rates in the second quarter of 2017.
Non-Core Items
Non-core items were $1.4 million in the quarter ended 30 June 2017, a decrease of $1.2 million from $2.6 million in the prior quarter. Non-core items for the period comprised principally:

•
Restructuring charges of $0.6 million, which represented professional fees and staff severance amounts incurred during the course of the orderly wind-down of the deposit taking and investment management businesses in the UK; and

•
Expenses associated with an internal review and account remediation programme of US-person account holders for potential violations of US laws regarding non-compliance with US tax obligations amounting to $0.7 million.

Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

BALANCE SHEET COMMENTARY AT 30 JUNE 2017 COMPARED WITH 31 DECEMBER 2016
Total Assets
Total assets of the Bank were $10.7 billion at 30 June 2017, down $0.4 billion from 31 December 2016. The Bank maintained a highly liquid position at 30 June 2017, with $5.5 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments, excluding held-to-maturity investments, representing 51.1% of total assets, compared with 55.0% at 31 December 2016.
Loans Receivable
The loan portfolio totalled $3.6 billion at 30 June 2017, approximately flat from year-end 2016.  This was due principally to paydowns in commercial lending offset by new residential mortgages loans written.
Allowance for credit losses at 30 June 2017 totalled $43.5 million, a decrease of $0.8 million from year-end 2016. The movement was due to recoveries on several specific provisions, as well as slightly lower general provisioning rates across several jurisdictions.
The loan portfolio represented 33.6% of total assets at 30 June 2017 (31 December 2016: 32.2%), whilst loans as a percentage of customer deposits increased from 35.7% at year-end 2016 to 37.9% at 30 June 2017, both of which are due to a decrease in customer term deposits.
As at 30 June 2017, the Bank had gross non-accrual loans of $54.2 million, representing 1.5% of total gross loans, a slight increase from the $48.5 million, or 1.3%, of total loans at year-end 2016. The increase was the result of new commercial non-accrual loans of $5.2 million. Net non-accrual loans were $42.9 million, equivalent to 1.2% of net loans, after specific provisions of $11.3 million, resulting in a specific provision coverage ratio of 20.9% compared to 24.2% at 31 December 2016. We continue to engage proactively with our clients who experience financial difficulty.
Other real estate owned (“OREO”) decreased slightly by $0.9 million to $13.3 million for the second quarter ended 30 June 2017, primarily as a result of sales transactions completed in the quarter.

Investment in Securities
The investment portfolio was $4.6 billion at 30 June 2017, compared to $4.4 billion at 31 December 2016. The increased portfolio size was driven principally by a greater allocation of assets to the held-to-maturity portfolio, which increased $0.2 billion through the purchase of US government and federal agency securities in 2017.
The investment portfolio was made up of high quality assets with 96.9% invested in A-or-better-rated securities. The investment yield was similar to the previous quarter at 2.20% as at 30 June 2017. Total net unrealised losses were $15.1 million, compared to $36.4 million at year-end 2016. The decrease in unrealised losses is attributable largely to a slight decrease in long-term treasury rates in the first six months of 2017. The benchmark US 10-year treasury rate fell to its 52-week low in June 2016, and rebounded to its 52-week high in December 2016 and has settled around year-end levels at 30 June 2017.

Deposits
Average deposits were flat at $10.0 billion in the second quarter of 2017 compared to the fourth quarter of 2016. The cost of deposits was flat from the previous quarter at 11 basis points.

Average Balance Sheet1

	For the three months ended
	30 June 2017			31 March 2017			30 June 2016
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,636.9	4.5	0.68	2,476.7	3.5	0.57	2,443.4	2.0	0.33
Investment in securities	4,539.2	24.9	2.20	4,556.4	24.4	2.17	4,128.6	19.2	1.87
Trading	0.8	—	—	0.7	—	—	216.7	0.6	1.10
Available-for-sale	3,312.1	16.1	1.95	3,358.7	15.9	1.92	3,292.4	13.5	1.64
Held-to-maturity	1,226.3	8.9	2.90	1,196.9	8.6	2.90	619.4	5.2	3.35
Loans	3,606.8	46.0	5.11	3,661.1	44.0	4.87	4,017.8	47.3	4.72
Commercial	1,199.6	14.7	4.92	1,361.5	15.1	4.49	1,432.1	18.9	5.30
Consumer	2,407.1	31.2	5.20	2,299.6	28.9	5.10	2,585.8	28.4	4.40
Interest earning assets	10,782.9	75.3	2.80	10,694.1	71.9	2.73	10,589.8	68.5	2.60
Other assets	359.5			352.7			347.3
Total assets	11,142.4	75.3	2.71	11,046.8	71.9	2.64	10,937.1	68.5	2.51
Liabilities
Deposits	7,635.2	(2.7)	0.14	7,656.2	(2.8)	0.15	7,952.4	(3.0)	0.15
Securities sold under agreement to repurchase	—	—	—	—	—	—	23.1	—	0.73
Long-term debt	117.0	(1.2)	4.20	117.0	(1.2)	4.14	117.0	(1.1)	3.81
Interest bearing liabilities	7,752.2	(3.9)	0.20	7,773.2	(4.0)	0.21	8,092.5	(4.2)	0.21
Non-interest bearing current accounts	2,377.6			2,334.1			1,984.0
Other liabilities	251.1			257.0			51.2
Total liabilities	10,380.9	(3.9)	0.15	10,364.3	(4.0)	0.16	10,127.8	(4.2)	0.17
Shareholders’ equity	761.5			682.5			809.3
Total liabilities and shareholders’ equity	11,142.4			11,046.8			10,937.1
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	3,030.7			2,920.9			2,497.3
Net interest margin		71.5	2.66		67.9	2.58		64.3	2.44
1 Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $99.2 billion and $25.4 billion, respectively, whilst assets under management were $4.9 billion as at 30 June 2017. This compares with $98.0 billion, $24.7 billion and $4.7 billion, respectively, at 31 December 2016.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	31 June 2017	31 March 2017	31 June 2016
Net income	36.1	35.9	29.8
Dividends and guarantee fee of preference shares	—	—	(4.1)
Net income to common shareholders	36.1	35.9	25.7
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	—	(0.1)	—
Adjustment to holdback payable for a previous business acquisition	—	0.1	—
Total non-core (gains) losses	—	—	—
Non-core expenses
Early retirement programme, redundancies and other non-core compensation costs	0.1	—	0.1
Tax compliance review costs	0.7	0.2	0.5
Business acquisition costs	—	—	1.0
Restructuring charges and related professional service fees	0.6	0.4	0.7
Secondary offering costs	—	2.0	—
Total non-core expenses	1.4	2.6	2.3
Total non-core items	1.4	2.6	2.3
Core net income	37.5	38.5	32.1
Core net income attributable to common shareholders	37.5	38.5	28.0

Average shareholders' equity	759.2	729.3	799.5
Less: average preference shareholders' equity	—	—	(182.9)
Average common equity	759.2	729.3	616.6
Less: average goodwill and intangible assets	(61.6)	(61.7)	(57.4)
Average tangible common equity	697.6	667.6	559.2
Core earnings per share fully diluted [1]	0.67	0.70	0.59
Return on equity	19.0%	19.9%	16.7%
Core return on average tangible common equity	21.6%	23.4%	20.1%

Non-interest expenses	75.3	71.0	66.7
Less: non-core expenses	(1.4)	(2.6)	(2.3)
Less: amortization of intangibles	(1.1)	(1.0)	(1.3)
Core non-interest expenses before amortization of intangibles	72.8	67.4	63.1
Core revenue before other gains and losses and provision for credit losses	110.2	105.2	102.2
Core efficiency ratio	66.1%	63.2%	61.8%

(1)Comparative information revised as a result of the 10 for 1 reverse share split effected 6 September 2016.

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results on Wednesday 26 July 2017 at 10:00 a.m. Eastern Daylight Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

Forward-Looking Statements:
Certain of the statements made in this Release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from six jurisdictions: Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland and the United Kingdom, where we offer specialised financial services. Banking services comprise retail and corporate banking. Wealth management services are composed of trust, private banking, and asset management. In Bermuda and the Cayman Islands, we offer both banking and wealth management. In Guernsey, The Bahamas and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.
Investor Relations Contact:                Media Relations Contact:
Michael Schrum                    Mark Johnson
Group Chief Financial Officer                Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 298 4758                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: michael.schrum@butterfieldgroup.com        E-mail: mark.johnson@butterfieldgroup.com